Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
June 2, 2010	NYSE: SLW

     SILVER WHEATON ANNOUNCES AMENDED SILVER PURCHASE AGREEMENT IN CONJUNCTION WITH GOLDCORP’S PROPOSED SALE OF THE SAN DIMAS MINE

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE:SLW) announces that it has agreed to amend its silver purchase agreement relating to the San Dimas mine, in conjunction with Goldcorp Inc.’s (“Goldcorp”) proposed sale of the mine to Mala Noche Resources Corp. (“Mala Noche”). Under the terms of a binding letter agreement between Mala Noche and Goldcorp (“the Purchase Agreement”), effective June 2, 2010, Mala Noche has agreed to purchase Goldcorp’s San Dimas mine (“San Dimas”), located in Mexico, for total consideration of US$500 million, subject to a number of conditions, including the completion of a proposed equity financing by Mala Noche to raise net proceeds of a minimum of US$350 million in cash (see Goldcorp and Mala Noche press releases dated June 2, 2010).

Upon closing of the Purchase Agreement, Mala Noche is expected to have a strong balance sheet, including over US$50 million in working capital and low debt levels. In addition, Goldcorp will be a major shareholder of Mala Noche, owning approximately 30% of its issued and outstanding shares, and has agreed to maintain its shareholding for a minimum of three years.

Mr. Eduardo Luna, Mala Noche’s Executive Vice President and President-Mexico, will once again play a significant role in overseeing the operations at San Dimas. From 1991 to 2007, Mr. Luna was the President of Luismin, S.A. de C.V., the owner and operator of San Dimas. During the five-year period prior to his 2007 resignation, the mine achieved its best production performance over its greater than 100 year history. Mr. Joseph Conway has also been appointed as Chief Executive Officer of Mala Noche. As former Chief Executive Officer of Iamgold Corporation, Mr. Conway oversaw the growth of that company into one of Canada’s leading intermediate gold producers.

Under the terms of Silver Wheaton’s silver purchase agreement relating to San Dimas, Silver Wheaton must approve the transaction and has agreed to do so, subject to the successful closing of the Purchase Agreement and the following amendments to the silver purchase agreement:

  The term of the silver purchase agreement, which currently terminates in 2029, will be increased to life-of-mine;

  During the first four years following closing, Mala Noche will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp;

  Beginning in the fifth year after closing, Mala Noche will deliver to Silver Wheaton a per annum amount equal to the first six million ounces of payable silver produced at San Dimas and 50% of any excess;

  Goldcorp will continue to guarantee:

i.  The delivery by Mala Noche of all silver produced and owing to Silver Wheaton, until 2029; and,

ii. A payment of US$0.50/oz for any shortfall below 220 million cumulative silver ounces delivered to Silver Wheaton by the end of 2031.

  Mala Noche will provide Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into; and,

  Silver Wheaton will obtain an increased security package over the properties and assets of Mala Noche.

“Eduardo Luna’s re-involvement in the operations at San Dimas is very positive for both the mine and Silver Wheaton,” said Peter Barnes, Chief Executive Officer of Silver Wheaton. “Under his past leadership, San Dimas had its best production results in the mine’s significant operating history and, as a core asset for Mala Noche, its management will be focused on maximizing shareholder value by increasing production levels at this low-cost mine.”

“In addition, amending the silver purchase agreement from a fixed term to life-of-mine allows our shareholders to continue benefiting from San Dimas’ excellent track record of exploration success. Overall, we feel the amended silver purchase agreement very effectively aligns Mala Noche’s interests with Silver Wheaton’s, incentivizing them to increase silver production to the benefit of both parties.”

About San Dimas

San Dimas has been in continuous production for well over 100 years and operates in the lowest cost quartile of gold-silver producers in the world. Over the substantial mine life to date, the operating team at San Dimas has demonstrated an exceptional track-record of converting resources into reserves and the mine continues to exhibit excellent exploration upside.

Current exploration programs at San Dimas are focused on locating the western extension of the Central Block region, where the majority of mining currently takes place. These programs met with considerable success late in 2009, and continue into 2010, positioning the mine for a new phase of long-term production growth.

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Forecast 2010 production, based upon its current agreements, is 22.2 million ounces of silver and 20,000 ounces of gold, for total production of 23.5 million silver equivalent ounces. By 2013, annual production is anticipated to increase significantly to approximately 38 million ounces of silver and 59,000 ounces of gold, for total production of over 40 million silver equivalent ounces. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com